Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NOTICE TO STOCKHOLDERS Payment of Earnings - Monthly Dividend ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the monthly dividends related to 2021, amounting to R$ 0.015 per share, will be paid in accordance with the schedule below, without withholding income tax: Base date Month of accrual Date of the last Payment trading day at B3 January Dec 30 February 01, 2021 February Jan 29 March 01, 2021 March Feb 26 April 01, 2021 April Mar 31 May 03, 2021 May Apr 30 June 01, 2021 June May 31 July 01, 2021 July Jun 30 August 02, 2021 August Jul 30 September 01, 2021 September Aug 31 October 01, 2021 October Sep 30 November 01, 2021 November Oct 29 December 01, 2021 December Nov 30 January 03, 2022 In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital) available on the Investor Relations website, the monthly payment is made as an advance of the amount that will be paid after the determination of the annual Balance Sheet. São Paulo (SP), november 27, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations